EXHIBIT 1

YEAR 2016 / 2nd HALF

RESULTS OF OPERATIONS

OF GLOBAL SOURCES LTD.

The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements.

Overview

We are a leading business-to-business (“B2B”) media company that provides information and integrated marketing services, with a particular focus on the Greater China market. Our mission is to facilitate global trade between buyers and suppliers by providing export marketing services and sourcing information. For 45 years we have been in the same primary business of helping buyers worldwide find products and suppliers in Asia.

Our key business objective is to be the preferred provider of content, services and integrated marketing solutions that enable our customers to achieve a competitive advantage.

We believe that we offer the broadest and most integrated offering to suppliers and buyers through our three primary channels – online marketplaces, magazines and trade shows.

We were originally incorporated under the laws of Hong Kong in 1970. In 1971, we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. We became one of the first providers of B2B online services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online.

In April 2000, we completed a share exchange with a publicly-traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd.

Business Strategy

Our primary target market is comprised of professional small, medium and large-sized buyers and suppliers. Moreover, our focus is on verified suppliers and verified buyers. Our business strategy is to serve our markets with online, print and trade show media that address our customers’ needs at all stages of the buying process.

The Global Sources strategy is built around the following four key foundations:

1.	Focusing on our core business of connecting buyers worldwide with suppliers in mainland China and the rest of Asia.
2.	Developing services and content that integrates online marketplaces with trade shows.
3.	Expanding our business and leadership position in all our industry sectors: electronics, gifts, home products, and fashion products, with a significant focus on mainland China’s electronics export industry, which is by far our largest business and opportunity.
4.	Evaluating acquisitions, joint ventures and alliances that support our core business.

As announced in December 2016, Craig Pepples has been appointed as CEO with effect from January 1, 2017, who took over the responsibilities, with the support from our strong and experienced management team, after a smooth three months transition from Spenser Au who retired at the end of 2016.

Revenue

We derive revenue from two principal sources:

Exhibitions, trade shows and seminars; and Online and Other Media Services.

Exhibitions – trade shows and seminars — Our Global Sources trade shows, previously known as China Sourcing Fairs, offer international buyers direct access to manufacturers in China and elsewhere in Asia. These shows bring buyers from around the world to meet face-to-face with suppliers. Our largest shows are our Global Sources trade shows which are held in Hong Kong each spring and fall. We also host our Shenzhen International Machinery Manufacturing Industry Exhibition and its related shows (“SIMM machinery shows”) in Shenzhen, China in the first half of each year and our FashionSZshow in Shenzhen, China in the second half of each year.

We derive revenue primarily from rental of exhibit space, and also from advertising and sponsorship fees in show guides and other locations in and around our event venues. We recognize exhibitor services revenue at the completion of the related events.

Online and Other Media Services - Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also offer banner advertising and publish print and digital trade magazines which consist primarily of product advertisements from suppliers and our independent editorial reports. Suppliers pay for advertising in our online services and trade magazines to promote their products and companies.

We recognize revenue from our Online and Other Media Services rateably over the period in which the advertisement is displayed.

Consolidated Results

	Six months ended December 31,		Year ended December 31,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Exhibitions	$44,968	$45,683	$92,381	$91,854
Online and other media services (Note 1)	27,646	34,512	58,340	70,242
Miscellaneous	3,235	4,914	6,946	8,929
	75,849	85,109	157,667	171,025
Operating Expenses:
Sales	21,858	25,538	44,767	50,231
Event production	12,018	12,309	25,084	24,533
Community and content	8,152	10,332	17,163	20,535
General and administrative (Note 2)	20,685	22,945	43,019	43,697
Information and technology	5,541	6,896	11,315	13,348
Total Operating Expenses	68,254	78,020	141,348	152,344
Profit on sale of property	-	9,791	-	9,791
Profit from Operations	7,595	16,880	16,319	28,472
Interest income	265	226	558	792
Gain on sale of available-for-sale securities	26	52	93	188
Profit on sale of long term investment	-	-	43	-
Interest expenses	(7)	(24)	(23)	(83)
Profit before Income Taxes	7,879	17,134	16,990	29,369
Income tax credit / (expense)	752	(2,421)	1,328	(4,609)
Net Profit from continuing operations	$8,631	$14,713	$18,318	$24,760
Net Profit from discontinued operations, net of income tax (Note 3)	-	223	-	5,629
Net profit	$8,631	$14,936	$18,318	$30,389
Net profit attributable to the Company’s shareholders from:
Continuing operations	$9,544	$15,170	$18,369	$23,995
Discontinued operations	-	223	-	5,893
Total	$9,544	$15,393	$18,369	$29,888
Diluted net profit per share attributable to the Company’s shareholders from:
Continuing operations	$0.38	$0.58	$0.73	$0.83
Discontinued operations	-	0.01	-	0.20
Total	$0.38	$0.59	$0.73	$1.03
Shares used in diluted net profit per share calculations	25,397,702	26,249,657	25,305,261	28,820,976

Note: 1. Online and other media services consists of:

	Six months ended December 31,		Year ended December 31,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)
Online services	$25,064	$31,220	$52,750	$64,421
Print services	2,582	3,292	5,590	5,821
	$27,646	$34,512	$58,340	$70,242

Note: 2. General and administrative expenses consist of:

	Six months ended December 31,		Year ended December 31,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)
General and administrative expenses before amortization of intangible assets, impairment charge on intangible assets and foreign exchange losses	$15,331	$18,984	$33,310	$37,289
Amortization of intangible assets	1,639	2,207	3,681	4,314
Impairment charge on intangible assets	2,889	-	4,791	-
Foreign exchange losses	826	1,754	1,237	2,094
	$20,685	$22,945	$43,019	$43,697

Note: 3. Net Profit from discontinued operations, net of income tax consists of:

	Six months ended December 31,		Year ended December 31,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)
Profit on sale of subsidiary	$-	$223	$-	$6,382
Income tax expense	-	-	-	(361)
Profit on sale of subsidiary, net of income tax	-	223	-	6,021
Loss from discontinued operations, net of income tax	-	-	-	(392)
	$-	$223	$-	$5,629

The following table represents our revenue by geographical areas:

	Six months ended December 31,		Year ended December 31,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)
China	$67,550	$74,892	$140,542	$151,005
Rest of Asia	8,181	10,052	16,809	19,741
United States	103	148	286	228
Europe	-	1	-	1
Others	15	16	30	50
Total revenue	$75,849	$85,109	$157,667	$171,025

Revenue from continuing operations

Our Exhibitions revenue declined by 2% from $45.7 million for the six months ended December 31, 2015 to $45.0 million for the six months ended December 31, 2016, resulting mainly from a decline in revenue from our FashionSZshow in Shenzhen, China as well as from the cancellation of our exhibition events in Johannesburg, South Africa in 2016 which were held in the second half of 2015, off-set by a growth in revenue from our exhibition events in Hong Kong.

Our Online and Other Media Services revenue declined by 20% to $27.6 million for the six months ended December 31, 2016, as compared with $34.5 million for the six months ended December 31, 2015, primarily due to a 20% decline in our China market. An increase in market competition especially in business-to-business (B2B) market sector and increasing manufacturing costs in China coupled with a weak growth in China export market contributed to a reduced revenue yield from our customers, which impacted our online services revenue negatively. China represented 87% of Online and Other Media Services revenue for the six months ended December 31, 2016 as well as for the six months ended December 31, 2015.

Total revenue declined to $75.8 million during the six months ended December 31, 2016 from $85.1 million during the six months ended December 31, 2015 resulting mainly from a 20% decline in our Online and Other Media Services revenue and a 2% decline in our Exhibitions revenue.

Our Exhibitions revenue grew by 1% from $91.9 million for the year ended December 31, 2015 to $92.4 million for the year ended December 31, 2016, resulting mainly from a growth in revenue from our exhibition events in Hong Kong, off-set partially by decline in revenue from our FashionSZshow in Shenzhen, China as well as from the cancellation of our exhibition events in Johannesburg, South Africa in 2016.

Our Online and Other Media Services revenue declined by 17% to $58.3 million for the year ended December 31, 2016, as compared with $70.2 million for the year ended December 31, 2015, primarily due to a 17% decline in our China market. An increase in market competition in B2B market sector and increasing manufacturing costs in China coupled with a weak growth in China export market contributed to a reduced revenue yield from our customers, which impacted our online services revenue negatively. China represented 87% of Online and Other Media Services revenue for the year ended December 31, 2016 as well as for the year ended December 31, 2015.

Total revenue declined to $157.7 million during the year ended December 31, 2016 from $171.0 million during the year ended December 31, 2015 resulting mainly from a 17% decline in our Online and Other Media Services revenue off-set by a 1% growth in our Exhibitions revenue.

Operating expenses from continuing operations

Sales. We utilize independent sales representatives employed by independent sales representative organizations in various countries and territories to promote our products and services. Under these arrangements, the sales representative organizations are entitled to commissions as well as marketing fees. These representative organizations sell online services, advertisements in our trade magazines and exhibitor services and earn commission as a percentage of revenue generated. In 2016, we started establishing our direct sales forces in Hong Kong and China. The commission expenses relating to the independent sales representatives as well as the commission component of the remuneration to our employee sales personnel are expensed as incurred. For Online and Other Media Services, the commission expense is incurred when the associated revenue is recognized. If the right to recover the commission does not exist, the commission expense is incurred when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier. For Exhibitions, the commission expense is incurred when the associated revenue is recognized upon conclusion of the related event. Sales costs consist of operating costs for our direct sales operations and the commissions, marketing fees and incentives provided to our independent sales representative organizations, as well as sales support fees for processing sales contracts.

Sales costs declined by 14% from $25.5 million during the six months ended December 31, 2015 to $21.9 million during the six months ended December 31, 2016. The decline in sales costs was mainly due to the reduction in sales commissions due to a decline in revenue and reduction in marketing fees.

Sales costs declined by 11% from $50.2 million during the year ended December 31, 2015 to $44.8 million during the year ended December 31, 2016. The decline in sales costs was mainly due to the reduction in sales commissions due to a decline in revenue and reduction in marketing fees.

Event Production. Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.

Event production costs declined from $12.3 million for the six months ended December 31, 2015 to $12.0 million for the six months ended December 31, 2016. The decline was mainly due to a decline in event production costs for our FashionSZshow in Shenzhen, China due to a decline in number of booths sold and cancellation of our exhibition events in Johannesburg, South Africa off-set partially by an increase in event production costs for our Hong Kong events in second half of 2016 due to increase in number of booths sold.

Event production costs increased from $24.5 million for the year ended December 31, 2015 to $25.1 million for the year ended December 31, 2016. The increase was mainly due to an increase in event production costs for our Hong Kong events in 2016 due to increase in number of booths sold off-set by a decline in event production costs due to a decline in number of booths sold for our FashionSZshow in Shenzhen, China and cancellation of our exhibition events in Johannesburg, South Africa.

Community and Content. Community and content costs consist of the costs incurred for servicing our buyer community, for marketing our products and services to the global buyer community and our content management services costs for our print publications business and online services business. Community and content costs also include costs relating to our trade magazine publishing business and marketing inserts business, specifically printing, paper, bulk circulation and promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the trade shows, exhibitions and seminars to the buyer community. The event specific promotion costs incurred for events are expensed as incurred.

Community and content costs decreased by 20% from $10.3 million during the six months ended December 31, 2015 to $8.2 million during the six months ended December 31, 2016 due mainly to the declines in content management costs, costs for print magazine business, payroll costs, fees paid to consultants for our buyer community related functions and buyer promotions costs in the second half of the year for our exhibition events.

Community and content costs decreased by 16% from $20.5 million during the year ended December 31, 2015 to $17.2 million during the year ended December 31, 2016 due mainly to the declines in content management costs, costs for print magazine business, payroll costs, fees paid to consultants for our buyer community related functions.

General and Administrative. General and administrative costs consist mainly of corporate staff compensation, marketing costs, office rental, depreciation, communications and travel costs, foreign exchange gains/losses arising from the revaluation of monetary assets and monetary liabilities and amortization of software and intangible assets, as well as the impairment charge of intangible assets that may arise.

We have issued share awards under equity compensation plans (“ECP”), the Global Sources Retention Share Grant Plan and the Global Sources Retention Share Grant Plan II (amended effective as of May 1, 2012) to former employees, consultants and employees of third party service providers when they resign or retire from their respective employment or consultancy service. Under these plans, the share grants vest over a five-year period on a graded vesting basis, with 20% of shares vesting each year. The grantee is subject to the non-competition terms stipulated in the plan. There is no vesting condition other than the non-competition terms. Under the above plans, if the grantee fails to comply with the non-competition terms, his or her unvested shares may be forfeited. We recognize the intangible asset relating to the non-competition provisions of these awards at the fair value of the respective award. The intangible assets are amortized over the non-competition period on a straight line basis. The amortization expense relating to these intangible assets is included in the general and administrative costs.

On March 9, 2012, we acquired an 80% interest in FashionSZshow (formerly known as China (Shenzhen) International Brand Clothing & Accessories Fair) in mainland China. We recorded the acquired intangible assets at a fair value of $20.4 million, goodwill of $5.0 million and related deferred tax liabilities of $5.1 million in connection with this acquisition. The amortization expense relating to these acquired intangible assets is included in the general and administrative costs. Based on the subsequent impairment reviews performed by the management, the goodwill was fully impaired in 2013 and we recorded impairment charges to the acquired intangible assets of $3.5 million in 2013 and $2.2 million in 2014. In October 2013, we also reviewed the useful lives of intangible assets relating to this acquisition and revised the useful lives of the intangible assets to seven years from the original seventeen years.

Due to continuing decline in the economic climate in China especially in the high fashion industry sector, increase in market competition and reductions in marketing expenditure by the customers, management noted a decline in booth sales for the 2016 event compared to the earlier projections. Accordingly, management performed an impairment review in the first half of 2016 which revealed a shortfall in the future cash flows to support the recoverability of the carrying value of the FashionSZshow business. These calculations use cash flow projections by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using estimated growth rates. Based on the review, management determined that there was impairment to the intangible assets and recorded an impairment charge of $1.9 million on trademark intangible assets in the general and administrative costs in the first half of 2016. Management performed an annual impairment review as at December 31, 2016 which revealed a slower sales and collections trend and a further shortfall in the future cash flows to support the recoverability of the carrying value of the FashionSZshow business. These calculations use cash flow projections by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using estimated growth rates. Based on the review, management determined that there was impairment to the intangible assets and recorded a $2.9 million trademark intangible assets impairment charge in the general and administrative costs in the fourth quarter of 2016. The net book value of the intangible assets relating to the FashionSZshow business as at December 31, 2016 was nil. The goodwill relating to this business was fully impaired in 2013.

We completed the acquisition of a majority interest in the SIMM machinery shows business on January 1, 2014. We recorded the acquired intangible assets at fair value of $16.5 million and the related deferred tax liabilities of $4.1 million and goodwill of $9.0 million in connection with this acquisition. The trademark intangible assets have useful lives of 10 years and the contractual backlog had a useful life of 3 months. The amortization expense relating to the acquired intangible assets is included in the general and administrative costs. This transaction is discussed under liquidity and capital resources section of this document.

General and administrative costs declined by 10% from $22.9 million during the six months ended December 31, 2015 to $20.7 million during the six months ended December 31, 2016, due mainly to declines in marketing expenses, depreciation costs, services fees and exchange loss, off-set partially by increase in the impairment charges to intangible assets relating to our acquired FashionSZshow business.

General and administrative costs declined by 2% from $43.7 million during the year ended December 31, 2015 to $43.0 million during the year ended December 31, 2016, due mainly to declines in depreciation costs, legal and professional fees, services fees and exchange loss, off-set partially by increase in the impairment charges to intangible assets relating to our acquired FashionSZshow business.

Information and Technology. Information and technology costs consist mainly of payroll, office rental and depreciation costs and fees paid to third parties relating to our information and technology support services and the updating and maintenance of Global Sources Online.

Information and technology costs declined from $6.9 million for the six months ended December 31, 2015 to $5.5 million for the six months ended December 31, 2016, due mainly to declines in payroll costs and fees paid to third party consultants.

Information and technology costs declined from $13.3 million for the year ended December 31, 2015 to $11.3 million for the year ended December 31, 2016, due mainly to declines in payroll costs and fees paid to third party consultants.

Non-Cash Compensation Expense. We have issued share awards under several equity compensation plans (“ECP”) to both employees and non-employees. The Company’s share awards to non-employees are share grants to consultants and to employees of third party service providers. We also recognize non-cash compensation expenses relating to the share awards granted to our directors under The Global Sources Directors Share Grant Award Plan.

The share grants to employees and non-employees vest over a six-year period on a graded vesting basis, with a percentage of shares vesting each year. The share grants have a service condition that the awardees who received the share grants must continue to provide the services during the vesting period. The awardees will receive the shares on the respective vesting dates if they continue to render services to the Company. If an awardee ceases to provide services, any shares that have not vested are forfeited.

Persons eligible to receive grants under the Global Sources Directors Share Grant Award Plan are the directors of the Company. Share grants to directors will be vested at the end of four years or in accordance with such other vesting schedule as may be determined by the Plan Committee.

The Company accelerates the vesting of share grants in the event of death of an awardee or if the Company is in liquidation or in certain cases, if there is a takeover or a change of control of the Company.

The total non-cash compensation expenses, resulting from ECP and The Global Sources Directors Share Grant Award Plan recorded by us and included under the respective categories of expenses during the six months ended December 31, 2016 and the six months ended December 31, 2015 were $1.0 million and $1.0 million, respectively.

The total non-cash compensation expenses, resulting from ECP and The Global Sources Directors Share Grant Award Plan recorded by us and included under the respective categories of expenses for the year ended December 31, 2016 and the year ended December 31, 2015 were $1.9 million and $2.1 million, respectively.

The corresponding amounts for the non-cash compensation expenses were credited to shareholders’ equity.

Profit from Operations. The total profit from operations during the six months ended December 31, 2016 was $7.6 million as compared to $16.9 million during the six months ended December 31, 2015. The decline in total profit from operations resulted mainly from the profit on sale of property of $9.8 million recorded in the second half of 2015. The decline in revenue was off-set by declines in operating expenses.

The total profit from operations during the year ended December 31, 2016 was $16.3 million as compared to $28.5 million during the year ended December 31, 2015. The decline in total profit from operations resulted mainly from the profit on sale of property of $9.8 million recorded in the second half of 2015, a decline in revenue and an increase in event production costs off-set partially by declines in sales costs and other operating costs.

Interest Income and gain on sale of available-for-sale securities. We recorded interest income of $0.3 million arising mainly from term deposits placed with banks during the six months ended December 31, 2016, compared to an interest income of $0.2 million during the six months ended December 31, 2015. We also recorded a $0.03 million gain on sale of available-for-sale securities for the six months ended December 31, 2016, compared to $0.05 million during the six months ended December 31, 2015.

We recorded interest income of $0.6 million arising mainly from term deposits placed with banks during the year ended December 31, 2016, compared to an interest income of $0.8 million during the year ended December 31, 2015. We also recorded a $0.09 million gain on sale of available-for-sale securities for the year ended December 31, 2016, compared to $0.2 million during the year ended December 31, 2015.

Profit on sale of long term investment. In the first half of 2016, we disposed our long term investment with a net book value of $0.1 million, and recorded a profit on sale of long term investment of $0.04 million.

Interest expenses. Interest expense represents the unwinding of the discount on the contingent consideration payable for the acquisition of the SIMM machinery shows business.

Income Taxes. The Company’s major subsidiaries operate in Hong Kong SAR, Singapore, China and some other jurisdictions and are subject to income taxes in their respective jurisdictions. Certain subsidiaries of the group operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies.

We reported a tax credit of $0.8 million for the six months ended December 31, 2016 compared to a tax expense of $2.4 million for the six months ended December 31, 2015. The reduction in tax expense is mainly due to increase in recognition of deferred tax assets of $0.7 million relating to timing differences and available tax losses that can be used to off-set against future taxable profits and a reduction of $0.7 million in deferred tax liabilities by our subsidiaries relating the impairment charge on intangible asset. In addition, we recorded a $2.2 million tax expenses relating to the profit on the sale of property in Shenzhen, China in the six months ended December 31, 2015 and we did not incur such an expense in 2016.

We reported a tax credit of $1.3 million for the year ended December 31, 2016 compared to a tax expense of $4.6 million for the year ended December 31, 2015. The reduction in tax expense is mainly due to increase in recognition of deferred tax assets of $2.1 million relating to timing differences and available tax losses that can be used to off-set against future taxable profits, a reduction of $1.2 million in deferred tax liabilities by our subsidiaries relating the impairment charge on intangible asset and a reduction in tax expense for our FashionSZ show for 2016. In addition, in 2015 we recorded a $2.2 million tax expenses relating to the profit on the sale of property in Shenzhen, China and we did not incur such an expense in 2016.

Net Profit Attributable to the Company from continuing operations. Net profit attributable to the Company from continuing operations during the six months ended December 31, 2016 was $9.5 million as compared to $15.2 million during the six months ended December 31, 2015. The decline in net profit attributable to the Company from continuing operations resulted mainly from the profit on sale of property of $9.8 million recorded in the second half of 2015 and a decline in revenue off-set by declines in sales costs, event production costs, community and content costs, information technology costs, general and administrative costs and income tax expenses.

Net profit attributable to the Company from continuing operations for the year ended December 31, 2016 was $18.4 million as compared to $24.0 million during the year ended December 31, 2015. The decline in net profit attributable to the Company from continuing operations resulted mainly from the profit on sale of property of $9.8 million recorded in 2015, a decline in revenue and an increase in event production costs off-set by declines in sales costs, community and content costs, information technology costs, general and administrative costs and income tax expenses.

Net profit attributable to the Company from discontinued operations. Net profit attributable to the Company from discontinued operations was nil during the six months ended December 31, 2016, compared to net profit attributable to the Company from discontinued operations of $0.2 million during the six months ended December 31, 2015.

Net profit attributable to the Company from discontinued operations was nil during the year ended December 31, 2016, compared to net profit attributable to the Company from discontinued operations of $5.9 million during the year ended December 31, 2015.

Diluted Net Profit per Share from continuing operations. The diluted net profit per share attributable to the Company’s shareholders from continuing operations declined from $0.58 for the six months ended December 31, 2015 to $0.38 for the six months ended December 31, 2016. The number of shares used for the computation of net profit per share declined from 26.2 million to 25.4 million, resulting from the share repurchase by the company during the third quarter of 2015.

The diluted net profit per share attributable to the Company’s shareholders from continuing operations declined from $0.83 for the year ended December 31, 2015 to $0.73 for the year ended December 31, 2016. The number of shares used for the computation of net profit per share declined from 28.8 million to 25.3 million, resulting from the share repurchase by the company during the third quarter of 2015.

Diluted Net profit per Share from discontinued operations. The diluted net profit per share attributable to the Company’s shareholders from discontinued operations was nil for the six months ended December 31, 2016 and $0.01 for the six months ended December 31, 2015.

The diluted net profit per share attributable to the Company’s shareholders from discontinued operations was nil for the year ended December 31, 2016 and $0.20 for the year ended December 31, 2015.

Liquidity and Capital Resources

We financed our activities for the year ended December 31, 2016 using cash generated from our operations and we had no bank debt as at December 31, 2016.

Net cash generated from operating activities was $34.4 million for the year ended December 31, 2016, compared to $16.0 million for the year ended December 31, 2015. The primary source of cash from operating activities was collections from our customers. The majority of our customers in mainland China pay us in advance for our Online and Other Media Services business. The majority of our Exhibitions business collections are advance payments.

Receivables from sales representative organizations decreased from $8.8 million as at December 31, 2015 to $5.0 million as at December 31, 2016 resulting from transfer of collections by the sales representatives to our bank accounts. The receivables from sales representatives represent cash receipts from our customers, net of commissions and fees payable, which are collected by the independent sales representatives on our behalf. These cash receipts are banked into designated bank accounts owned by the independent sales representatives in China. For credit risk management purposes, our employees are the only authorized signatories for the withdrawal of cash from these bank accounts. We have long standing relationships with a majority of these independent sales representatives, for whom there is no recent history of default in transferring the funds to us. In year 2016, we started establishing our direct sales forces in China and Hong Kong in order to have a direct interaction with the market and our customers as well as to shorten the time to market our new products and services. In the long term, we expect the receivables from sales representative organizations to decrease as we increase the size of our direct sales force and reduce our reliance on independent sales representatives in China.

Currently we own 13,245 square meters of office space in commercial buildings in Shenzhen China, approximately 6,668 square meters of office space in a commercial building in Shanghai, China and approximately 50,265 square feet of office space together with three car parking spaces in commercial buildings in Hong Kong. These buildings are situated on leasehold lands with lease periods ranging between 50 and 75 years from the date of grant. We record the depreciation on these assets on a straight-line basis over the remaining lease term or 50 years, whichever is shorter. In addition, we also own 22,496 square feet of office space, together with appurtenant roof top accessory lots in a commercial building situated on freehold land in Singapore. We record the depreciation on the building portion of this asset on a straight-line basis over 50 years. Based on the Company’s intention, the portion of the properties that is designated to generate rental income in the short to medium term has been classified as Investment Properties.

As we started establishing our direct sales forces, management reviewed the usage of the office space in 2016 and designated a portion of the properties, that was previously used for generating rental income, for own use. The portion of the properties that is designated for own use has been re-classified from Investment Properties to Property and Equipment. The net book value of the portion of the properties classified as Investment Properties as at December 31, 2016 and as at December 31, 2015 was $48.0 million and $69.7 million respectively.

The total net book value of these office properties including the portion classified as Investment Properties and the portion classified under Property and Equipment as at December 31, 2016 and as at December 31, 2015 was $116.8 million and $124.0 million respectively. The total market value of the office properties held as at December 31, 2016 was $226.2 million based on independent valuation reports prepared by Savills Valuation and Professional Services Limited, Hong Kong for properties situated in Hong Kong SAR and China and by Savills Valuation and Professional Services (S) Pte Ltd, Singapore for the property situated in Singapore. We did not record the market valuation gains as we record our Property and Equipment and Investment Properties at cost less the accumulated depreciation.

We continuously monitor collections from our customers and maintain an adequate provision for impairment of receivables. While credit losses have historically been within our expectations and the allowances established, if bad debts significantly exceed our provisions, additional provisions may be required in future.

We invest our excess cash in term deposits with commercial banks, U.S. Treasury securities and available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business.

Generally, we hold securities with specified maturity dates such as Treasury Bills until their maturity. We invest excess cash on hand in U.S. Treasury Bills, in term deposits with major banks and available-for-sale securities to generate interest income. The market values of U.S. Treasury Bills, term deposits with banks and other available-for-sale securities as at December 31, 2016 were nil, $67.4 million and $11.5 million respectively, compared to the market values of U.S. Treasury Bills, term deposits with banks and other available-for-sale securities as at December 31, 2015 of nil, $52.0 million and nil respectively. We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price or for other speculative purposes. Our objective is to invest to support our capital preservation strategy.

We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at December 31, 2016, the unutilized amount under this facility was approximately $0.6 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As at December 31, 2016, such guarantee amounted to $0.003 million.

We did not recognize deferred income tax assets of $7.5 million in respect of losses as at December 31, 2016 that can be carried forward against future taxable income as the losses arose from dormant and/or loss-making subsidiaries whereby the realization of the related tax benefit through future taxable profits is not probable.

In 2012, 2014, 2015 and in the first half of 2016, we entered into venue license agreements for future exhibition events from 2015 to 2018 for a total amount of $48.3 million. In the second half of 2016, we entered into venue license agreements for future exhibition events from 2019 to 2020 for a total amount of $28.4 million. The above agreements are cancelable under force majeure or other specified conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As at December 31, 2016, we have paid approximately $30.8 million in aggregate under these agreements.

On February 4, 2008, our Board of Directors authorized a program to buy back up to $50.0 million of common shares. We may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate us to buy back any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As at December 31, 2016, we have not bought back any of our shares under this program.

In 2014, we acquired a controlling interest in Shenzhen International Machinery Manufacturing Industry Exhibition and its related shows (“SIMM machinery shows”). These events are held annually in Shenzhen, China. The completion date of this transaction was January 1, 2014. The total consideration for this acquisition was approximately $16.3 million. We paid a total of $15.6 million in 2013, 2014 and 2015 towards the purchase consideration and paid $0.6 million in the first half of 2016. The balance of cash consideration of $0.1 million is payable in 2017 upon certain conditions being fulfilled. In addition, there is a potential obligation to pay not more than approximately $1.2 million for transaction costs, which will be expensed upon payment. The contingent consideration is measured at fair value on the date of acquisition and held as a financial liability on the balance sheet. We recorded this acquisition as a business combination.

We anticipate that our cash and securities on hand and expected positive cash-flows from our operations will be adequate to satisfy our working capital needs, capital expenditure requirements and cash commitments for the next 12 months. However, looking to the long term, we may raise additional share capital, or sell debt securities, or obtain credit facilities as and when required to further enhance our liquidity position, and an issue of additional shares could result in dilution to our shareholders.

Recent Accounting Pronouncements

The following recent accounting pronouncements are applicable for accounting periods beginning after January 1, 2017:

i.	IFRS 9, “Financial instruments”
ii.	IFRS 15, “Revenue from contracts with customers”
iii.	IFRS 16, “Leases”

The above accounting pronouncements are discussed in detail in the following paragraphs:

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through OCI and fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. We are currently assessing the impact of the adoption of IFRS 9 on our financial statements.

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a goods or service and thus has the ability to direct the use and obtain the benefits from the goods or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2018 and earlier application is permitted. We are currently assessing the impact of the adoption of IFRS 15 on our financial statements.

IFRS 16, ‘Leases’ replaces IAS 17 ‘Leases’, and fundamentally changes the accounting for lease transactions. Additional disclosures will also be required. For lessees of operating leases, lease assets and lease liabilities are required to be recognized in the balance sheet. Depreciation of lease assets and interest on lease liabilities are required to be recognized in the income statement over the lease term. For lessees of finance leases, only amounts expected to be payable under residual value guarantees should be recognized. For lessors, the accounting is substantially the same. The standard is effective for annual periods beginning on or after 1 January 2019. We are currently assessing the impact of the adoption of IFRS 16 on our financial statements.

Qualitative and Quantitative Disclosures about Market Risk

During the year ended December 31, 2016 and the year ended December 31, 2015, we have not engaged in foreign currency hedging activities.

In the year ended December 31, 2016 and the year ended December 31, 2015, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.

Forward-looking Statements

Except for any historical information contained herein, the matters discussed in this report contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “predict,” “strategy,” “forecast,” “will” and similar terms and phrases, including references to assumptions.

These forward-looking statements include current trend information, projections for deliveries, business growth strategies and plans, projected capital expenditure, expansion plans and liquidity. These forward looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this report on Form 6-K. These risks include but are not limited to: product demand; customer satisfaction and quality issues; labor disputes; competition, changes in technology and the marketplace; our ability to achieve and execute internal business plans; the success of our business partnerships and alliances; worldwide political instability and economic growth; changes in regulatory and tax legislation in the countries in which we operate; and the impact of any weakness in the currencies in Asia in which we operate.

In addition to the foregoing factors, certain other risks and uncertainties, which could cause actual results to differ materially from those expected, estimated or projected can be found in the section “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report on Form 6-K, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this report.